# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biodexa Pharmaceuticals Plc, CIK 0001643918
CUSIP: 59564R807
Title of class of securities: Ordinary Shares, nominal value 0.00005 GBP per share
Address of issuer's principal executive offices: 1 CASPIAN POINT, CASPIAN WAY, CARDIFF, United Kingdom (X0), CF10 4DQ
Date of event which requires filing of this statement: 05/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038499

## Reporting persons
- Cavalry Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,460,870,000; sole dispositive power 0; shared dispositive power 1,460,870,000; aggregate amount beneficially owned 1,460,870,000 (5.7% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,460,870,000; sole dispositive power 0; shared dispositive power 1,460,870,000; aggregate amount beneficially owned 1,460,870,000 (5.7% of the class)
- Cavalry Investment Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,830,000; sole dispositive power 0; shared dispositive power 74,830,000; aggregate amount beneficially owned 74,830,000 (0.3% of the class)
- Cavalry Fund I Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,830,000; sole dispositive power 0; shared dispositive power 74,830,000; aggregate amount beneficially owned 74,830,000 (0.3% of the class)
- Mercer Street Global Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 291,520,000; sole dispositive power 0; shared dispositive power 291,520,000; aggregate amount beneficially owned 291,520,000 (1.1% of the class)
- Mercer Street Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 291,520,000; sole dispositive power 0; shared dispositive power 291,520,000; aggregate amount beneficially owned 291,520,000 (1.1% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,535,700,000; sole dispositive power 0; shared dispositive power 1,535,700,000; aggregate amount beneficially owned 1,535,700,000 (6% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,752,390,000; sole dispositive power 0; shared dispositive power 1,752,390,000; aggregate amount beneficially owned 1,752,390,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Biodexa Pharmaceuticals Plc
Address of issuer's principal executive offices: 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Cavalry Fund I LP, a Delaware limited partnership ("Cavalry Fund I");

(ii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iii) Cavalry Investment Fund LP, a Delaware limited partnership ("Cavalry Investment Fund");

(iv) Cavalry Fund I Management LLC, a Delaware limited liability company ("Cavalry Fund I Management");

(v) Mercer Street Global Opportunity Fund, LLC, a Delaware limited liability company ("Mercer Fund," together with Cavalry Fund I and Cavalry Investment Fund, the "Funds");

(vi) Mercer Street Capital Partners, LLC, a Delaware limited liability company ("Mercer Capital Partners");

(vii) Thomas Walsh ("Mr. Walsh"); and

(viii) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The ordinary shares, nominal value 0.00005 GBP per share (the "Ordinary Shares") of Biodexa Pharmaceuticals PLC (the "Issuer") underlying the American Depositary Shares ("ADSs") reported herein are held by the Funds. C/M Capital Partners is the investment manager to Cavalry Fund I. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Cavalry Fund I Management is the investment manager to Cavalry Investment Fund. Mr. Walsh is the managing member of the general partner of Cavalry Fund I Management. Mercer Capital Partners is the investment manager to Mercer Fund. Mr. Juchno controls Mercer Capital Partners. Messrs. Walsh and Juchno disclaim beneficial ownership of any Ordinary Shares held by the Funds.

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R807 has been assigned to the ADSs of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol "BDRX." Each ADS represents 10,000 Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of Cavalry Fund I, C/M Capital Partners and Cavalry Investment Fund is a limited partnership organized under the laws of the State of Delaware. Each of Cavalry Fund I Management, Mercer Fund and Mercer Capital Partners is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 25,617,408,922 Ordinary Shares outstanding as of April 1, 2025, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on May 12, 2025.
Percent of class: 6.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Cavalry Fund I LP: /s/ Thomas Walsh, By: Cavalry Fund I GP LLC, General Partner, By: Thomas Walsh, Manager (05/28/2025)
- C/M Capital Partners, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (05/28/2025)
- Cavalry Investment Fund LP: /s/ Thomas Walsh, By: Cavalry Fund GP, LLC, General Partner, By: Thomas Walsh, Managing Member (05/28/2025)
- Cavalry Fund I Management LLC: /s/ Thomas Walsh, Thomas Walsh, Manager (05/28/2025)
- Mercer Street Global Opportunity Fund, LLC: /s/ Jonathan Juchno, By: NFSO, LLC, its General Partner, By: Jonathan Juchno, Authorized Representative (05/28/2025)
- Mercer Street Capital Partners, LLC: /s/ Jonathan Juchno, Jonathan Juchno, Authorized Representative (05/28/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (05/28/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (05/28/2025)